SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

MEDNAX, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58502B106

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

________________________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,203,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,203,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,203,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,125,471
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,125,471
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,125,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		797,442
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

797,442
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

797,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		463,124
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

463,124
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

463,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		463,124
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

463,124
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

463,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		900,633
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

900,633
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STARBOARD VALUE and opportunity master fund l lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		437,509
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

437,509
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

437,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		437,509
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

437,509
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

437,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,203,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,203,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,203,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,203,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,203,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,203,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,203,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,203,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,203,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,203,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,203,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,203,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,203,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,203,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,203,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

THOMAS A. MCEACHIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		625
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

625
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

MARRAN H. OGILVIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		973
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

973
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

ERIN L. RUSSELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

STEVEN J. SHULMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		593
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

593
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

JOHN M. STARCHER, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		616
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

616
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

1	NAME OF REPORTING PERSONS

SHIRLEY A. WEIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,007
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,007
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 58502B106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the withdrawal of Steven J. Shulman as a nominee for election to the Issuer’s Board of Directors at the Issuer’s 2020 Annual Meeting of Shareholders (the “Annual Meeting”), Mr. Shulman will no longer be a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 5,125,471 Shares beneficially owned by Starboard V&O Fund is approximately $119,144,567, excluding brokerage commissions. The aggregate purchase price of the 797,442 Shares beneficially owned by Starboard S LLC is approximately $18,583,251, excluding brokerage commissions. The aggregate purchase price of the 463,124 Shares beneficially owned by Starboard C LP is approximately $10,784,957, excluding brokerage commissions. The aggregate purchase price of the 437,509 Shares beneficially owned by Starboard L Master is approximately $10,231,138, excluding brokerage commissions. The aggregate purchase price of the 1,379,454 Shares held in the Starboard Value LP Account is approximately $32,406,435, excluding brokerage commissions.

The Shares purchased by Mr. McEachin were purchased with personal funds in the open market. The aggregate purchase price of the 625 Shares beneficially owned by Mr. McEachin is approximately $17,091, excluding brokerage commissions.

The Shares purchased by Ms. Ogilvie were purchased with personal funds in the open market. The aggregate purchase price of the 973 Shares beneficially owned by Ms. Ogilvie is approximately $24,987, excluding brokerage commissions.

The Shares purchased by Ms. Russell were purchased with personal funds in the open market. The aggregate purchase price of the 1,614 Shares beneficially owned by Ms. Russell is approximately $40,003, excluding brokerage commissions.

The Shares purchased by Mr. Shulman were purchased with personal funds in the open market. The aggregate purchase price of the 593 Shares beneficially owned by Mr. Shulman is approximately $15,000, excluding brokerage commissions.

CUSIP No. 58502B106

The Shares purchased by Mr. Starcher were purchased with personal funds in the open market. The aggregate purchase price of the 616 Shares beneficially owned by Mr. Starcher is approximately $15,505, excluding brokerage commissions.

The Shares purchased by Ms. Weis were purchased with personal funds in the open market. The aggregate purchase price of the 1,007 Shares beneficially owned by Ms. Weis is approximately $24,989, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 85,409,248 Shares outstanding, as of May 1, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2020.

A.	Starboard V&O Fund

(a)	As of the close of business on May 14, 2020, Starboard V&O Fund beneficially owned 5,125,471 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 5,125,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,125,471
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on May 14, 2020, Starboard S LLC beneficially owned 797,442 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 797,442
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 797,442
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 58502B106

C.	Starboard C LP

(a)	As of the close of business on May 14, 2020, Starboard C LP beneficially owned 463,124 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 463,124
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 463,124
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 463,124 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 463,124
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 463,124
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 463,124 shares owned by Starboard C LP and (ii) 437,509 Shares owned by Starboard L Master.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 900,633
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 900,633
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 58502B106

F.	Starboard L Master

(a)	As of the close of business on May 14, 2020, Starboard L Master beneficially owned 437,509 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 437,509
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 437,509
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 437,509 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 437,509
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 437,509
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard Value LP

(a)	As of the close of business on May 14, 2020, 1,379,454 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 5,125,471 Shares owned by Starboard V&O Fund, (ii) 797,442 Shares owned by Starboard S LLC, (iii) 463,124 Shares owned by Starboard C LP, (iv) 437,509 Shares owned by Starboard L Master, and (v) 1,379,454 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 8,203,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,203,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 58502B106

I.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 5,125,471 Shares owned by Starboard V&O Fund, (ii) 797,442 Shares owned by Starboard S LLC, (iii) 463,124 Shares owned by Starboard C LP, (iv) 437,509 Shares owned by Starboard L Master, and (v) 1,379,454 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 8,203,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,203,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 5,125,471 Shares owned by Starboard V&O Fund, (ii) 797,442 Shares owned by Starboard S LLC, (iii) 463,124 Shares owned by Starboard C LP, (iv) 437,509 Shares owned by Starboard L Master, and (v) 1,379,454 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 8,203,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,203,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 5,125,471 Shares owned by Starboard V&O Fund, (ii) 797,442 Shares owned by Starboard S LLC, (iii) 463,124 Shares owned by Starboard C LP, (iv) 437,509 Shares owned by Starboard L Master, and (v) 1,379,454 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 8,203,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,203,000
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 58502B106

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 5,125,471 Shares owned by Starboard V&O Fund, (ii) 797,442 Shares owned by Starboard S LLC, (iii) 463,124 Shares owned by Starboard C LP, (iv) 437,509 Shares owned by Starboard L Master, and (v) 1,379,454 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,203,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,203,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	Mr. McEachin

(a)	As of the close of business on May 14, 2020, Mr. McEachin beneficially owned 625 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 625 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 625 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McEachin has not entered into any transactions in the Shares during the past sixty days.

N.       Mr. Molinelli

(a)	As of the close of business on May 14, 2020, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 58502B106

O.	Ms. Ogilvie

(a)	As of the close of business on May 14, 2020, Ms. Ogilvie beneficially owned 973 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 973 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 973 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Ogilvie has not entered into any transactions in the Shares during the past sixty days.

P.	Ms. Russell

(a)	As of the close of business on May 14, 2020, Ms. Russell beneficially owned 1,614 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,614 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,614 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Russell has not entered into any transactions in the Shares during the past sixty days.

Q.	Mr. Shulman

(a)	As of the close of business on May 14, 2020, Mr. Shulman beneficially owned 593 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 593 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 593 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Shulman has not entered into any transactions in the Shares during the past sixty days.

R.	Mr. Starcher

(a)	As of the close of business on May 14, 2020, Mr. Starcher beneficially owned 616 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 616 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 616 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Starcher has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 58502B106

S.	Ms. Weis

(a)	As of the close of business on May 14, 2020, Ms. Weis beneficially owned 1,007 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,007 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,007 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Weis has not entered into any transactions in the Shares during the past sixty days.

As of the close of business on May 14, 2020, the Reporting Persons collectively beneficially owned an aggregate of 8,208,428 Shares, constituting approximately 9.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund entered into certain forward purchase contracts providing for the purchase of 110,775 Shares having a purchase price of approximately $2,616,363 (the “August Forward Contracts”). The August Forward Contracts had a final valuation date of August 13, 2021, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund exercised the August Forward Contracts and thereby acquired an aggregate of 110,775 Shares. Accordingly, Starboard V&O Fund is no longer a party to the August Forward Contracts.

On May 15, 2020, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement pursuant to which, among other things, the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) that Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value Account would bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Amended and Restated Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 58502B106

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Amended and Restated Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Thomas A. McEachin, Gavin T. Molinelli, Marran H. Ogilvie, Erin L. Russell, John M. Starcher, Jr. and Shirley A. Weis, dated May 15, 2020.

CUSIP No. 58502B106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, Thomas A. McEachin, Gavin T. Molinelli, Marran H. Ogilvie, Erin L. Russell, Steven J. Shulman, John M. Starcher, Jr. and Shirley A. Weis.

CUSIP No. 58502B106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	21,662	13.7354	04/27/2020
Purchase of Common Stock	21,662	13.7354	04/27/2020
Purchase of Common Stock	31,930	14.0486	04/27/2020
Purchase of Common Stock	31,930	14.0486	04/27/2020
Purchase of Common Stock	31,900	13.7639	04/27/2020
Purchase of Common Stock	31,900	13.7639	04/27/2020
Purchase of Common Stock	14,355	13.8068	04/28/2020
Purchase of Common Stock	14,355	13.8068	04/28/2020

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	4,007	13.7354	04/27/2020
Purchase of Common Stock	5,905	14.0486	04/27/2020
Purchase of Common Stock	5,900	13.7639	04/27/2020
Purchase of Common Stock	2,655	13.8068	04/28/2020

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	6,655	13.7354	04/27/2020
Purchase of Common Stock	9,809	14.0486	04/27/2020
Purchase of Common Stock	9,800	13.7639	04/27/2020
Purchase of Common Stock	4,410	13.8068	04/28/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	2,852	13.7354	04/27/2020
Purchase of Common Stock	4,204	14.0486	04/27/2020
Purchase of Common Stock	4,200	13.7639	04/27/2020
Purchase of Common Stock	1,890	13.8068	04/28/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	11,069	13.7354	04/27/2020
Purchase of Common Stock	16,315	14.0486	04/27/2020
Purchase of Common Stock	16,300	13.7639	04/27/2020
Purchase of Common Stock	7,335	13.8068	04/28/2020